UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

          Under the Securities and Exchange Act of 1934
                   (Amendment No.            )
                                  -----------

                   Dal-Tile International Inc.
                   ---------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
                  ----------------------------
                 (Title of Class of Securities)

                           23426R 10 8
                           -----------
                         (CUSIP Number)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                      CUSIP No. 23426R 10 8
      ----------------------------------------------------



CUSIP NO.   23426R 10 8             13G           PAGE   2    OF   6   PAGES
          ---------------                             ------    ------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    DTI Investors LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          28,604,811

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         None
    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        28,604,811

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    28,604,811

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    53.5%

12  TYPE OF REPORTING PERSON*
    OO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.   23426R 10 8             13G           PAGE   3    OF   6   PAGES
          ---------------                             ------    ------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    AEA Investors Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          28,604,811

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         None
    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        28,604,811

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    28,604,811

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    53.5%

12  TYPE OF REPORTING PERSON*
    CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.

(a)  NAME OF ISSUER:     Dal-Tile International Inc.

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     7834 Hawn Freeway, Dallas, Texas  75217


Item 2.

(a)-(c)   NAME OF PERSON FILING; ADDRESS OF RESIDENCE; AND
          CITIZENSHIP: This statement is filed on behalf of DTI Investors LLC, a Delaware limited liability company (the "LLC") and AEA Investors Inc., a Delaware corporation ("AEA"). AEA is the Manager of the LLC.
          By virtue of its being the Manager of the LLC, AEA may be deemed to have beneficial ownership of any and all shares of Common Stock of Dal-Tile International Inc. beneficially owned by the LLC. The address of both DTI Investors LLC and AEA Investors Inc. is 65 East 55th Street, New York, New York 10022.

2(d)      TITLE OF CLASS OF SECURITIES:  Common Stock

2(e)      CUSIP NUMBER:  23426R 10 8


Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
          OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:


(a)( )    Broker or Dealer registered under Section 15 of the Act

(b)( )    Bank as defined in Section 3(a)(6) of the Act

(c)( )    Insurance Company as defined in Section 3(a)(19) of the
          Act

(d)( )    Investment Company registered under Section 8 of the
          Investment Company Act

(e)( )    Investment Adviser registered under Section 203 of the
          Investment Advisers Act of 1940

(f)( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund

(g)( )    Parent Holding Company, in accordance with Section
          240.13d-1(b)(ii)(G)

(h)( )    Group, in accordance with Section 240.13d-1(b)(ii)(H)


Item 4.   OWNERSHIP:

(a)       AMOUNT BENEFICIALLY OWNED:  28,604,811 shares of Common
          Stock.

(b)       PERCENT OF CLASS:  53.5%

(c)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i)   sole power to vote or to direct the vote:

                      28,604,811

                (ii)  shared power to vote or to direct the vote:

                      0

                (iii) sole power to dispose or to direct the
                      disposition of:

                      28,604,811

                (iv) shared power to dispose or to direct the disposition of:

                      0


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: _____


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.


Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Not applicable.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not applicable.


Item 9.   NOTICES OF DISSOLUTION OF GROUP:

          Not applicable.


Item 10.  CERTIFICATION:

          Not applicable.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 1997         DTI INVESTORS LLC

                                  By:  AEA Investors Inc.,
                                  its Manager

                                  By:  /s/ Christine J. Smith
                                       --------------------------
                                       Christine J. Smith,
                                       Vice President


                                  AEA INVESTORS INC.

                                  By:  /s/ Christine J. Smith
                                       --------------------------
                                       Christine J. Smith,
                                       Vice President